FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated February 2, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: February 2, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Joint News Release

B2Gold and Central Sun Sign Binding Agreement

Vancouver and Toronto, February 2, 2009 – B2Gold Corp. (TSX: BTO) (“B2Gold” or the “Company”) and Central Sun Mining Inc. (TSX: CSM) (NYSE ALTERNEXT US: SMC) (“Central Sun” or “CSM”) announce that they have signed a binding agreement (the “B2Gold Transaction”) to combine the two companies at the agreed exchange ratio of 1.28 B2Gold shares per Central Sun share, which represented a purchase price of approximately Cdn$0.65 per Central Sun share using closing share prices on January 26, 2009 and represented a 45% premium over the CSM closing price on January 26, 2009. Based on the January 30, 2009 closing price of B2Gold on the TSX of Cdn$0.83 per share, the transaction was valued at approximately Cdn$1.06 per CSM share for a total transaction value of Cdn$66.8 million.

The combination of B2Gold and Central Sun will result in B2Gold commencing with initial production of approximately 45,000 ounces of gold per year and a planned production of approximately 130,000 ounces of gold per year following completion of the Orosi Mill Project scheduled for the fourth quarter of 2009.

The Central Sun Board of Directors has unanimously recommended that Central Sun shareholders vote in favour of the B2Gold Transaction. Further, CSM officers, directors and shareholders who hold approximately 13.5% of the outstanding shares have entered into lock-up agreements with B2Gold, pursuant to which they will vote their shares in favour of the B2Gold Transaction.

In connection with the B2Gold Transaction, B2Gold and CSM will enter into a convertible debenture agreement, pursuant to which CSM will issue to B2Gold a convertible debenture in the amount of up to Cdn$10 million on a subordinated basis. CSM will use the proceeds of the debenture to fund immediate working capital requirements and development expenditures at the Orosi Mine to permit commissioning of the mill and restart of operations in the fourth quarter of 2009. The debenture will be repayable 30 days after any termination of the agreement to effect the B2Gold Transaction. A portion of the Cdn$10 million debenture is convertible at the option of B2Gold at any time at an exercise price of Cdn$0.60 per share for up to 9.9% of the issued and outstanding shares of CSM at the time of conversion. Completion of the convertible debenture agreement is subject to the satisfaction of certain regulatory requirements.

Clive Johnson, President and Chief Executive Officer of B2Gold, stated, “We are pleased to have signed this agreement, which has received enthusiastic market support and upon completion will immediately transform B2Gold into a producing gold company and allow our team’s financial and technical resources to combine with Central Sun’s strong team and add value to Central Sun’s operations and projects.”

Peter Tagliamonte, President and Chief Executive Officer, stated, “The market’s reaction to the B2 Transaction has been overwhelmingly positive for both groups of shareholders. B2Gold has an exceptional foundation of exploration and mining professionals and is led by one of the most entrepreneurial and experienced management teams in the junior gold producer space. This is an exciting period and represents a great opportunity for CSM shareholders who will own a significant stake in B2Gold.”

Conference Call

A conference call will be held on Tuesday, February 3rd, 2009, 11 a.m. (Toronto)/8:00 a.m. (Vancouver) to discuss the B2Gold Transaction. Please use the following information to access the call:

In Vancouver: 604-899-4201

In Toronto:	416-883-7132
Toll Free:	888-205-4499
Pass code:	56742#

There will be a question and answer session following management presentations during the call.

B2Gold Transaction Highlights

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Approximately Cdn$55 million in Cash and Cash Equivalents at January 25, 2009, which is sufficient to fund the capital expenditures required to achieve and sustain gold production of 130,000 ounces per year;

•	Management from B2Gold and Central Sun with their combined extensive mine exploration, development, financing and operating experience; and
•	Strategic position and management experience to leverage continued consolidation in the gold industry.
•	A strong portfolio of mining, development and exploration assets.

Upon completion of the B2Gold Transaction, B2Gold will have approximately 245 million common shares issued and outstanding, with former Central Sun shareholders holding approximately 33% of the issued and outstanding common shares of the combined company.

B2Gold Transaction Details - Update

The B2Gold Transaction is subject to, among other things, the parties entering into a definitive agreement by February 6, 2009, the receipt of all necessary regulatory and court approvals and obtaining shareholder approval of the B2Gold Transaction at special meeting of the Central Sun shareholders to be held no later than April 30, 2009. Closing of the B2Gold Transaction is set to occur by no later than April 30, 2009.

B2Gold’s financial advisor is Genuity Capital Markets and its legal counsel is Lawson Lundell LLP. Central Sun’s financial advisor is Macquarie Capital Markets Canada Ltd and its legal counsel is Cassels Brock & Blackwell LLP.

The December 24, 2008 letter agreement between Central Sun and Linear Gold Corp. regarding their previously proposed business combination has been terminated in accordance with its terms and Central Sun will be making a Cdn$1,000,000 termination payment to Linear Gold.

About B2Gold

B2Gold is a Vancouver based mineral and exploration company founded by the former management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a Cdn$3.5 billion transaction in February 2007. B2Gold completed a Cdn$100 million Initial Public Offering on the TSX Venture Exchange on December 6th, 2007 and has recently graduated to the Toronto Stock Exchange, trading under the symbol BTO. The company’s corporate objective is to capitalize on the extensive experience and relationships that its management team has developed in the mining business over the past 25 years, to build an intermediate gold company through exploration and acquisitions. B2Gold has amassed interests in a portfolio of exploration properties in Colombia and Far East Russia.

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About Central Sun

Central Sun Mining Inc. is a gold producer with mining and exploration activities focused in Nicaragua. Central Sun operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds a 60% interest in the Cerro Quema Project in Panama, a 100% interest in La India property and an option to acquire a 100% interest in the Mestiza gold property both of which are located 70 kilometres by road east of its operating Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

ON BEHALF OF B2GOLD CORP.	ON BEHALF OF CENTERAL SUN MINING INC.

“Clive T. Johnson”	“Peter Tagliamonte”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Central Sun please visit the Company web site at www.centralsun.ca or contact:

Peter Tagliamonte

President and Chief Executive Officer

416-860-0919

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Central Sun or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy B2Gold shares in the United States will only be made pursuant to a prospectus and related offer materials that B2Gold expects to send to holders of Central Sun securities, subject to the requirements of applicable law. The B2Gold shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information regarding B2Gold and its management, as well as its financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed B2Gold Transaction, the terms and conditions of the B2Gold Transaction, the benefits of the proposed B2Gold Transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on various assumptions and on the best estimates of CSM or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed B2Gold Transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration

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activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed B2Gold Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of SEDAR by CSM and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

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